Exhibit 99.4
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BLOCK LISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically and provided to an ris.
Date: April 13, 2010

Name of applicant:	RANDGOLD RESOURCES LIMITED

Name of scheme:	Randgold Resources Share Option Scheme

Period of return: From:	October 2009 To: April 2010

Balance of unallotted securities under scheme(s) from previous return:	1,511,150 (one million five hundred and eleven thousand one hundred and fifty)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	not applicable

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	788,720 (seven hundred and eighty eight thousand and seven hundred and twenty)

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	722,430 (seven hundred and twenty two thousand four hundred and thirty)

Name of contact:	D J HADDON

Telephone number of contact:	00 27 11 481 7214